No Act P.E. 12/22/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025262

Received SEC
FEB 13 2012
Washington, DC 20549

February 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-13-12

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2011

Dear Ms. Weber:

This is in response to your letters dated December 22, 2011 and February 10, 2012 concerning the shareholder proposal submitted to Verizon by Trillium Asset Management, LLC on behalf of Margot Cheel; the Nathan Cummings Foundation; the Benedictine Sisters of Mount St. Scholastica; and St. Scholastica Monastery. We also have received a letter on behalf of the proponents dated January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2011

The proposal requests that Verizon "publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination."

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

February 10, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2012 Annual Meeting
Supplement to Letter Dated December 22, 2011 Related to the Shareholder Proposal of Margot Cheel, The Nathan Cummings Foundation, The Benedictine Sisters of Mount St. Scholastic and St. Scholastica Monastery, as co-sponsors

Ladies and Gentlemen:

I refer to my letter dated December 22, 2011 (the "December 22 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by of Margot Cheel, The Nathan Cummings Foundation, The Benedictine Sisters of Mount St. Scholastic and St. Scholastica Monastery, as co-sponsors (the "Proponents"), may be properly omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated January 17, 2012 (the "Proponents' Letter"), submitted by Trillium Asset Management Corporation ("Trillium") on behalf of the Proponents and supplements the December 22 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents and by email to Trillium.

I. The Proponents' Letter Fails to Establish that Net Neutrality is a "Significant Policy Issue" for Purposes of Rule 14a-8(i)(7).

For the past three years, the Staff has concluded that the publicity surrounding the topic of net neutrality did not change the fact that a net neutrality proposal could be excluded under Rule 14a-8(i)(7) as relating to Verizon's ordinary business operations. If one compares the litany of recent news articles, blog posts and public statements cited in the Proponent's Letter as relating to net neutrality issues to those cited in prior letters submitted by Trillium in 2011 and 2010 with respect to similar net neutrality proposals (found in Appendices B and C to the Proponents' Letter), it is clear that the public discourse relating to net neutrality issues over the past year has not significantly increased over prior years, nor has the public discourse on this topic changed in any way that would justify a change in the Staff's well-established position that net neutrality proposals can be excluded under Rule 14a-8(i)(7).

II. The Proponents' Letter Fails to Refute Verizon's Argument that the Proposal Impermissibly Seeks to Micro-Manage the Company

As discussed in the December 22 Letter, Verizon believes that even if the Staff were to reverse its position and determine that the Proposal involves a significant policy issue, it may nonetheless be excluded under Rule 14a-8(i)(7) because of the degree to which it seeks to micro-manage Verizon's ordinary business operations. As the Proponents' Letter aptly points out, Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release") provides guidance as to what constitutes impermissible micro-management for purposes of the Rule 14a-8(i)(7) exclusion. The 1998 Release states,

> "This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks *to impose specific time-frames or methods for implementing complex policies.*" [emphasis added]

By its very terms, the Proposal seeks to impose a specific method for implementing complex policies. The Proponents' Letter attempts to obscure this simple fact by focusing on irrelevant precedents in which the proposals sought intricate details about some aspect of the company's business operations (e.g., affirmative action employment policies and political contributions) or an analysis of complex matters related to the company's business operations (e.g., the environmental impacts of fracturing operations , the feasibility of shutting down or converting a nuclear power plant, policies related to the use of collateral in trades). Unlike the proposals in the cited precedents, the Proposal does not seek a report but rather seeks to prescribe how Verizon operates and manages traffic on its wireless broadband network and what services Verizon can offer its customers. In a facts-based analysis such as that required by Rule 14a-8(i)(7), the distinction between requesting a report relating to complex matters and prescribing how a company operates a complex network is a critical one.

Only one of the precedents discussed in the Proponents' Letter, *Wal-Mart Stores, Inc.* (March 31, 2010), involves a proposal that seeks to prescribe how the company manages an aspect of its business. In denying Wal-Mart Stores' request to exclude a proposal asking the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled atmosphere killing, the Staff noted, "although the proposal relates to the company's relationship with its poultry suppliers, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micro-manage the company to such a degree that we believe exclusion of the proposal would be appropriate." Unlike the Wal-Mart Stores proposal, which related to only one of the millions of products sold by the company, the Proposal would significantly intrude on Verizon's management of its networks and the services it can offer its customers, potentially having a wide-ranging and significant impact on its business and operations. Indeed, one need only look at the risk factors contained in Item 1A of Verizon's Form 10-K for the year ended December 31, 2010 to gain an understanding of how critical the operation of Verizon's networks is to its business prospects, results of operation and financial condition.

III. The Proponents' Letter Supports Verizon's Argument that the Proposal is Impermissibly Vague and Indefinite Because It is Subject to Differing Interpretations.

The arguments set forth on pages 15 -17 of the Proponents' Letter actually support rather than rebut Verizon's position that the Proposal is impermissibly vague and indefinite. As the Proponents' Letter explains, the Proposal describes network neutrality principles as "operat[ing] a neutral network with neutral routing." Contrary to the Proponent's assertion that the "proposal affords the Company more than a reasonable amount of leeway to manage its wireless network" (page 17), neither the resolution nor the supporting statement contain any reference to the fact that the requested method of operating the network is intended to be consistent with FCC rules and interpretations or allows for reasonable network management practices. To argue that these concepts, which could have been easily and clearly articulated with a few extra words, are conveyed by the word "consistent" is a stretch and involves "a level of sophistry that is a poor use of everyone's time" (page 17).

The argument that most clearly exposes the false and confusing nature of the Proposal, however, is the claim that the resolution utilizes a description of net neutrality "that was clear enough and understandable enough for the FCC and AT&T that it made it a central feature of a major telecom merger" (page 16). The Proponents seem to expect that Verizon's shareholders have been sufficiently focused on the issue of net neutrality to be familiar with and understand the nuances of a definition used in an agreement entered into in 2006 between another telecom carrier and the FCC with respect to that carrier's wireline broadband Internet access service. The description of "net neutrality" used in the Proposal does not even match the definition contained in the 2006 AT&T commitment. That commitment was to "not provide or sell to Internet content, application or service providers, including those affiliated with AT&T/BellSouth, any service that privileges, degrades or prioritizes any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination." In other words, the "net neutrality" commitment related solely to the sale of services to Internet content, application and service providers, not to the operation of the network. It is not Verizon but rather the Proposal itself that "manufactures confusion" (page 17).

IV. Conclusion

For the reasons set forth above and in the December 22 Letter, Verizon believes that the Proposal may properly be omitted from the 2012 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: Mr. Jonas Kron,
Trillium Asset Management Corporation

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

January 17, 2012

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2012 Annual Meeting Shareholder Proposal of Margot Cheel, The Nathan Cummings Foundation, The Benedictine Sisters of Mount St. Scholastic and St. Scholastica Monastery, as co-sponsors

Dear Sir/Madam:

This letter is submitted on behalf of Margot Cheel, The Nathan Cummings Foundation, The Benedictine Sisters of Mount St. Scholastic and St. Scholastica Monastery by Trillium Asset Management, LLC, as their designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Verizon Communications Inc. (hereinafter referred to as "Verizon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the letter dated December 22, 2011 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2012 proxy statement under Rules 14a-8(i)(3) and (i)(7), as well as 14a-9.

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Verizon's 2012 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; (3) the Proposal does not interfere with Company litigation; and (4) the Proposal is not inherently vague, indefinite, or materially misleading. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Verizon's counsel Mary Lousie Webber, Assistant General Counsel via e-mail at mary.l.weber@verizon.com.

The Proposal

The Proposal, the full text of which is attached as Appendix A, requests:

> the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Background

The Proponents have filed the Proposal with the Company because of the Internet's critical role in our economy and society. This conclusion is widely recognized and generally accepted, regardless of political perspective. Senate Minority Leader Mitch McConnell has stated on the floor of the Senate: "The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century."

A vital component of the Internet's continued success as a driver of economic growth (a matter that is critically important for widely diversified investors) and democratic principles is the commitment to what is known as network neutrality – the principle of non-discrimination with regard to Internet content. Federal Communications Chairman Julius Genachowski, quoting the inventor of the worldwide web Tim Berners-Lee, has said "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science."

That is why Proponents believe it is essential for the Company to adopt and apply network neutrality principles to the fastest growing segment of the Internet: wireless networks. According to most experts, within a few years – perhaps as soon as 2015 - more than half of all Internet traffic will be via mobile communications devices. And that percentage will almost certainly grow in the years ahead.

As put forth in the Proposal, open and non-discriminatory access to the Internet via wireless networks is critical for all segments of our society and is needed to protect billions of dollars in economic activity generated by the Internet. Open and non-discriminatory access for content is also especially important for the economically disadvantaged, communities of color and the young, who rely on wireless access disproportionately when compared to more traditional consumer groups.

As widely diversified investors and shareholders in the Company, Proponents believe it is critical for the Company to adopt principles that address the need for today's wireless Internet - and that of the future – to provide non-discriminatory and equal access for content. Our goal is not to micro-manage the Company's business or interfere with its day-to-day operations. Rather, as detailed below, we seek to give shareholders a vote and voice on a subject that has been – *and will continue to be* – perhaps the most critical telecom and free speech policy issue of our time.

The Proposal Focuses On Significant Policy Issue

Since 2006 many companies have argued that net neutrality is not a significant policy issue that warrants shareholder attention. Yet for many years, net neutrality was debated on the floor of the Senate and the House by leadership of both major political parties, was the subject of numerous Presidential (and presidential candidate) statements, and received over 100,000 comments on a rule-making at the Federal Communications Commission (FCC). It was the focus of fierce and expensive lobbying campaigns by the major wireless providers, a plethora of bills in Congress, and an extraordinary amount of media attention. Over that time we have documented these numerous and compelling pieces of evidence that the issue is a significant policy issue confronting the Company; we incorporate that evidence herein as Appendices B and C.

In the year since the Staff last reviewed the issue, net neutrality has continued to be a consistent and hotly contested topic of policy debate in Washington, in the press, in academia, and in local communities throughout the country. The SEC even received a letter directly from U.S. senators Al Franken and Ron Wyden in March 2011 about the importance of net neutrality. That letter stated:

> No other telecommunications issue has generated the same amount of public debate, legislative and regulatory action, and media attention as net neutrality, especially if you look at the last six months, ...Whether the government will preserve and protect today's free and open Internet is the telecommunications and free speech issue of our time.[1]

And the debate has escalated in recent months. *Philadelphia Inquirer* business columnist Jeff Gelles, in a November 2011 article about net neutrality, described the intense public policy atmosphere, "as a battle thunders in Washington over what both sides - in a rare point of agreement - insist is at stake: the future of the Internet and the U.S. economy."[2] Conservative commentators have agreed. In a December 2011 article in the *San Francisco Examiner*, George Landrith, executive director of Frontiers for Freedom, asserted, "There are big stakes involved — not to mention the future of the Internet itself."[3] On December 27, 2011 the dean of the University of Nevada, Reno College of Business, Greg Mosier, wrote in the *Reno Gazette-Journal* of the importance of net neutrality and described how the

> public policy debate centers on "openness" of the Internet. There are concerns that any regulation to overcome bandwidth limitations will stifle next-generation innovation. Advocates on both sides include major corporate interests, as well as consumers. As in

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[1] http://wyden.senate.gov/newsroom/press/release/?id=db23b0c8-775d-4191-8bb1-69ad9127b605; http://blog.alfranken.com/2011/03/11/the-hill-franken-wyden-to-sec-allow-att-verizon-comcast-shareholders-to-vote-on-net-neutrality/; and http://thehill.com/blogs/hillicon-valley/technology/148661-franken-wyden-to-sec-allow-atat-verizon-comcast-shareholders-to-vote-on-net-neutrality

[2] http://www.philly.com/philly/columnists/jeff_gelles/133546568.html?viewAll=y

[3] http://www.sfexaminer.com/opinion/op-eds/2011/12/what-google-really-wants-net-neutrality

any good policy debate, there are no obvious "good guys and bad guys," but a realization that the direction taken could define an integral part of our economy and culture for years to come.[4]

Under virtually any measure of what constitutes a significant policy issue we believe the last several years have clearly demonstrated that net neutrality qualifies.[5] Despite a history of staff decisions reaching a different conclusion, we respectfully urge the Staff to now reconsider and conclude that net neutrality is a significant policy issue.[6]

As we show below, net neutrality was a prominent and consistent issue in Congress throughout the year. After the Staff's February 2, 2011 decision, the House of Representatives voted to prohibit the FCC from using funds to carry out net neutrality regulations created in December 2010.[7] In March, AT&T's chief lobbyist testified on Capitol Hill about this House vote, commenting on the "protracted dispute over net neutrality regulation."[8]

This preliminary House vote led Republicans in the House and Senate to introduce a Joint Resolution in April 2011, under the rarely used Congressional Review Act, which would have prohibited the FCC from regulating how Internet service providers manage their broadband networks. In the debate over the Joint Resolution, California Representative Henry A. Waxman warned that "This is a bill that will end the Internet as we know it and threaten the jobs, investment and prosperity that the Internet has brought to America."[9]

In June, the debate took a new turn as Virginia Attorney General Kenneth T. Cuccinelli II announced plans to sue the FCC regarding net neutrality, calling the regulations the "most egregious of all violations of federal law."[10] On the opposite side of the issue, June also saw the Netherlands become the first country in Europe to establish net neutrality in national law by banning its mobile telephone operators from blocking or charging consumers extra for using

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[4] http://www.rgj.com/article/20111228/COL0815/112280367/Greg-Mosier-UNR-Network-neutrality-U-S-markets-expression-

[5] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.

[6] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*

[7] http://voices.washingtonpost.com/posttech/2011/02/house_votes_to_stop_funds_for.html

[8] http://attpublicpolicy.com/government-policy/atts-cicconi-on-net-neutrality-before-congressional-hearing/

[9] http://www.nytimes.com/2011/04/09/business/media/09broadband.html

[10] http://www.washingtontimes.com/news/2011/jun/23/cuccinelli-goes-after-another-federal-regulation/

Internet-based communications services. The European Commission and European Parliament had endorsed net neutrality guidelines earlier.[11]

A month later the Pew Internet & American Life Project issued the results of a major poll that highlighted, from a social policy perspective, why the issue of wireless network neutrality will be critical in coming months and years. According to its findings, "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."[12]

These findings demonstrated that access to the Internet (or, as Senate Minority Leader Mitch McConnell has put it, the technology that has "transformed our society, our economy, and the very way we communicate with others") for young and non-white smartphone users is increasingly happening on wireless networks. Consequently, if those young and non-white people are going to have meaningful access to the Internet, there need to be protections for wireless access. As a report by the research firm IDC indicated, Americans will access the Internet more on mobile devices than wireline devices by 2015.[13]

Later in July, ten Republican Senators sent a letter asking FCC Chairman Julius Genachowski to conduct a cost-benefit analysis of the FCC's network neutrality rules.[14]

In September, in what amounted to the beginning of a vigorous debate that lasted through the fall, the FCC formally published its net neutrality rules.[15] This step was greeted by two prominent criticisms in *Forbes Magazine*, a vigorous defense by Senator Jay Rockefeller, and ultimately by a federal lawsuit by Verizon arguing that the FCC lacked the authority to adopt the net neutrality rules.[16]

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[11] http://www.nytimes.com/2011/06/23/technology/23neutral.html

[12] http://www.washingtonpost.com/business/economy/a-smartphones-proliferate-some-users-are-cutting-the-computer-cord/2011/07/11/gIQA6ASi9H_story.html?hpid=z3 and http://bits.blogs.nytimes.com/2011/07/11/smartphones-and-mobile-internet-use-grow-report-says/

[13] http://www.washingtonpost.com/blogs/post-tech/post/fccs-net-neutrality-rules-to-trigger-legal-hill-challenge/2011/09/13/gIQALFzlPK_blog.html?wprss=post-tech

[14] http://thehill.com/blogs/hillicon-valley/technology/173877-senate-gop-want-cost-benefit-analysis-of-net-neutrality-rules

[15] http://online.wsj.com/article/SB10001424053111903703604576587073700335538.html; http://www.reuters.com/article/2011/09/23/idUS350788123720110923; http://www.fool.com/investing/general/2011/09/23/fcc-publishes-net-neutrality-rules-likely-sparking.aspx; http://www.ibtimes.com/articles/219084/20110923/net-neutrality-fcc-verizon-metropcs-genachowski-robert-mcdowell-fcc.htm; http://www.csmonitor.com/Innovation/Horizons/2011/0923/Net-neutrality-rules-are-coming.-Here-s-why-they-matter

[16] http://www.forbes.com/sites/larrydownes/2011/09/26/the-true-cost-of-net-neutrality/; http://www.forbes.com/sites/scottcleland/2011/09/28/55/; http://thehill.com/blogs/hillicon-valley/technology/183831-rockefeller-defends-fccs-net-neutrality-rules; http://marketplace.publicradio.org/display/web/2011/10/04/tech-report-will-net-neutrality-be-killed-by-litigation/?refid=0; and http://online.wsj.com/article/SB10001424052970204138204576599130907172662.html

Noting the importance of the issue to national economic growth, Lowell McAdam, Verizon Communications chief executive, warned in September that investment in the telecoms sector could be curtailed should there be the risk of further regulation, such as net neutrality. "I think if you start regulating rates that can be charged in the free market enterprise, people will begin to pull back on their capital investment and I think that's the worst thing that could happen to the US economy right now."[17]

In early October, the Institute for Policy Integrity at New York University School of Law took issue with that conclusion in its policy brief *Consumer Surplus and Net Neutrality*, describing:

> how a weakening of the principle of network neutrality might impact the Web. Based on an analysis of Internet usage, it finds that Internet infrastructure and content work together to generate huge economic benefits for consumers—possibly as much as $5,686 per user, per year.

The brief, written by three economists, went on to conclude, "Eliminating network neutrality, as some have proposed, may reduce incentives to invest in Internet content and infrastructure."[18]

Similarly, Professors from Notre Dame and the University of Florida published a study showing that "if net neutrality were abolished, ISPs actually have *less* incentive to expand infrastructure." They went on to state:

> If the goal of public policy is to expand broadband availability and reduce congestion, decision-makers should look beyond the immediate winners and losers and focus on the long-term consequences of their choices. Eliminating net neutrality will put a damper on investment in the Internet infrastructure that is likely to power a great deal of future innovation and growth — not exactly a recipe for maintaining the United States' position as the global technological and economic leader.[19]

Over the course of October and into November, network neutrality was vigorously debated in the Senate as the chamber took up the Congressional Review Act joint resolution which sought to kill the FCC net neutrality regulations. Obama Administration concern over the outcome of that debate was significant enough that the White House felt it necessary to issue a veto threat in defense of net neutrality on November 8th, stating:

> Today more than ever, the open Internet is essential to job creation, economic growth, and global competitiveness. The United States leads the world in the development of new Internet-based services and applications. An important element of this leadership is that the open Internet enables entrepreneurs to create new services without fear of undue discrimination by network providers. Federal policy has consistently promoted an Internet that is open and facilitates innovation and investment, protects consumer choice, and enables free speech.

[17] http://www.ft.com/intl/cms/s/0/77df8d24-dafd-11e0-bbf4-00144feabdc0.html#axzz1XmfeaWxm
[18] http://policyintegrity.org/files/publications/Internet_Benefits.pdf
[19] http://gigaom.com/broadband/traffic-jams-isps-and-net-neutrality/

The Statement of Administration Policy concluded that this is "a critical part of the Nation's economic recovery. It would be ill-advised to threaten the very foundations of innovation in the Internet economy and the democratic spirit that has made the Internet a force for social progress around the world."[20]

It should not be a surprise that the White House thought this public policy debate was important enough to issue a veto threat. One poll this year showed that after hearing a description of net neutrality, voters strongly support it and staunchly oppose efforts to make it easier for ISPs to circumvent its principles. The survey found that more than three-out-of-four voters support net neutrality after hearing a description of it (76%), while 80% oppose proposed legislation that would allow ISPs to ignore its principles, including 59% who do so strongly.[21]

Senator Kerry argued in the Senate that net neutrality is critical to the business and economic innovation and development of our country; he also put it within the context of the Occupy Wall Street protests, stating:

> We are standing here trying to defend (net) neutrality. The other side is coming here and trying to create a new structure where the process will be gamed once again in favor of the most powerful. I mean, this is really part of the whole debate that's going on in America today about the 99% who feel like everything is gamed against them and the system is geared by the people who have the money and the people who have the power who get what they want.[22]

Putting it more succinctly, his fellow senator from Massachusetts, Republican Scott Brown, said, "Keeping the internet open and accessible is vital to the future of our economy, and is a bipartisan concern."[23]

On November 10, when the Senate failed to pass the Joint Resolution which would have stopped the FCC net neutrality regulations, the event received widespread media coverage.[24]

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[20] http://www.whitehouse.gov/sites/default/files/omb/legislative/sap/112/sapsjr6s_20111108.pdf
[21] http://www.publicknowledge.org/ATTMoPollSummary
[22] http://www.savetheinternet.com/blog/11/11/09/sen-kerrys-speech-protect-open-internet-threat - see also "Media Justice and the 99 Percent Movement - How net neutrality helped Occupy Wall Street" http://www.fair.org/index.php?page=4440
[23] http://politicalnews.me/?id=9889
[24] http://online.wsj.com/article/SB10001424052970204224604577030133809162386.html
http://tech.fortune.cnn.com/2011/11/11/what-next-for-net-neutrality/
http://www.washingtonpost.com/blogs/post-tech/post/senate-votes-against-net-neutrality-killer/2011/11/10/gIQAdScC9M_blog.html?wprss=post-tech
http://www.latimes.com/business/la-fi-net-neutrality-20111111,0,3415946.story
http://opinion.latimes.com/opinionla/2011/11/technology-net-neutrality-rules-survive-for-now.html
http://bostonglobe.com/news/nation/2011/11/10/democrats-reject-gop-bid-repeal-net-neutrality/JUXWEC9aeLPQoNQaaLSxoK/story.html
http://www.boston.com/Boston/politicalintelligence/2011/11/partisanship-erupts-over-net-neutrality/7tbujufJly1caH15PPkt4O/index.html
http://www.npr.org/blogs/thetwo-way/2011/11/10/142219755/net-neutrality-survives-republican-challenge
http://www.foxnews.com/politics/2011/11/10/senate-rejects-gop-bid-to-overturn-net-neutrality-internet-rules/

But the November vote was not the end of the ongoing policy debate. In December, Tennessee Representative Marsha Blackburn introduced legislation that would limit the FCC's ability to impose net neutrality conditions on wireless companies that purchase spectrum leases at auction.[25] On the Senate side, the debate was arguably even more vigorous: in mid-December Texas Senator Kay Bailey Hutchison asserted that through the FCC's net neutrality rules the Administration was exhibiting a "fundamental disregard of the Constitution."[26]

The debate is sure to continue in media outlets around the country. In Oregon, the statewide *Oregonian* newspaper recently published an article about the state's only Republican Congressional representative, with the headline "Greg Walden in middle of fight over 'net neutrality' and communications regulation."[27] The *San Francisco Chronicle Business Insider*, in its year-end wrap up of technology policy ("The Dumbest Tech Bills Congress Introduced In 2011) featured net neutrality legislation prominently.[28]

As we look ahead to 2012, these issues will continue to be debated. Lawsuits brought by Verizon and a number of public interest groups against the FCC regarding net neutrality rules will attract significant attention and add fuel to the debate as they move through litigation.

What's clear is that network neutrality is, and will continue to be, a critical and consistent issue of public policy debate for many years to come. Evidence of that is a request for academics to submit papers for a publication entitled "Net Neutrality 2012." Its editor, Professor Zack Stiegler of Indiana University of Pennsylvania, outlines the tone of the publication[29]:

> Network neutrality ("net neutrality") is perhaps the most contentious media policy issue in recent history, raising serious questions about access, control, expression, and regulation online. The FCC's Open Internet Initiative yielded heated debate among consumers, ISPs, politicians and the technology industry. Although the FCC officially adopted its net neutrality policy in December of 2010, the issue is far from resolved, with conservative critics decrying the policy as overbearing governmental regulation, while consumer groups argue that the FCC's policies don't go far enough in protecting Internet openness.

And as if to make the point most directly, in early December Verizon's decision to ask Google to remove an app from a new Android wireless phone highlighted the net neutrality debate in a very

---

http://www.theatlantic.com/technology/archive/2011/11/senate-blocks-resolution-to-overturn-net-neutrality-rules/248279/
http://blog.chron.com/txpotomac/2011/11/texmessage-hutchison-says-obama-wants-to-over-regulate-the-internet/
http://www.guardian.co.uk/media-tech-law/video/the-importance-of-net-neutrality-video?newsfeed=true
http://news.bbc.co.uk/democracylive/hi/europe/newsid_9636000/9636690.stm

25 http://thehill.com/blogs/hillicon-valley/technology/198245-democrats-slam-republicans-over-anti-net-neutrality-provision

26 http://dailycaller.com/2011/12/11/senator-internet-regulation-%E2%80%98a-fundamental-disregard-of-the-constitution%E2%80%99-video/

27 http://www.oregonlive.com/mapes/index.ssf/2011/12/greg_walden_in_middle_of_fight.html

28 http://www.businessinsider.com/congresss-stupidest-technology-bills-that-would-ruin-the-internet-2011-12#ixzz1hNz3jDQy

29 http://www.wikicfp.com/cfp/servlet/event.showcfp?eventid=20036&copyownerid=32901

specific example. The *Los Angeles Times* wrote in a December 7th editorial, "By asking Google to remove an app from a forthcoming phone for its network, Verizon Wireless has rekindled the debate over a compromise in the Federal Communications Commission's Net neutrality rules that Google and Verizon helped broker."[30]

On December 19th, the Director of the Center for Internet and Society at Stanford Law School, Barbara van Schewick, formally asked the FCC to investigate Verizon's alleged blocking of Google Wallet. Professor van Schewick told the Commission that if Google can be blocked, "every mobile innovator and investor in the country will know that they are at the mercy of the carriers."[31]

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least four years. The issue shows no signs of subsiding in the wake of the FCC Order. The public debate will continue in court, in Congress, at the FCC, in academia, in the traditional news media and online. It is the most significant public policy issue confronting the Company right now and for that very reason it is appropriate for shareholder consideration.

The Proposal Does Not Seek To Micro-manage the Company

The Company argues that the Proposal should also be excluded because managing Internet access is a complex business and that the Proposal seeks to micro-manage these intricate activities. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve

[30] http://opinion.latimes.com/opinionla/2011/12/technology-will-google-wallet-ever-open-on-verizon-phones.html
[31] http://blogs.law.stanford.edu/newsfeed/2011/12/19/net-neutrality-scholar-barbara-van-schewick-urges-fcc-to-investigate-verizons-blocking-of-google-wallet/

performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this standard the issue of network neutrality on the company's wireless networks is very appropriate for shareholder consideration. And the manner in which the proposal seeks to address it is similarly proper. For example, the proposal in *Halliburton Company* (March 11, 2009), which was not omitted and which sought relatively detailed information on political contributions, included the following resolve clause:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Or consider the identical proposals in *Chesapeake Energy Corp.* (April 13, 2010), *Ultra Petroleum Corp.* (March 26, 2010), *EOG Resources, Inc.* (Wednesday, February 3, 2010) and *Cabot Oil & Gas Corp.* (January 28, 2010), which passed muster under the micro-management standard. This proposal requested a report on:

> the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.

Also of relevance to this discussion is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading and the sophisticated financial instruments involved in that market constitute one of the most complicated modern businesses on the planet today.

We also observe that shareholders have been permitted to consider proposals that focus on nuclear power generation, probably one of the most complex and technically demanding businesses from an environmental perspective - e.g. *Public Service Enterprise Group Inc.* (February 17, 1998), *Northern States Power Co.* (February 9, 1998), *Carolina Power & Light Co.* (March 8, 1990).

Finally, in *Wal-Mart Stores, Inc.* (March 31, 2010) the Staff permitted a proposal that asked the company to require its chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing. Wal-Mart has one of the most far-reaching and complex supply chains of any global business. Thus, while it may be complicated, shareholders can appreciate those complexities as they evaluate a proposal and make a reasonably informed decision about its implications for the company.

From these and many other examples, it is clear that shareholders have been deemed able to consider the merits of some very complex and multifaceted business issues. The Proposal we have filed with the Company is certainly within the parameters defined by these other cases. It is in fact a much simpler and more direct request of the Company.

Internet network management involves no greater complexity than operating a nuclear power plant, hydro-fracturing, derivatives trading, or managing the logistics of a global supply chain. And shareholders have been able to address proposals focused on issues involving the extraordinarily dangerous pressures of nuclear power generation; the famously complex requirements of the Internal Revenue Code; the societal struggles with affirmative action policies; the logistical intricacies and pressures of the global just-in-time supply chain web; and the multi-jurisdictional demands of some of the most complex regulatory structures in the nation designed to protect the quality of our water, air and soil.

The record is clear: in the past, shareholders have been deemed well-suited to consider proposals that would impact how companies navigate complex matters. Our Proposal is no different. We are asking the Company to operate its wireless network consistent with network neutrality principles and we provide a reasonable level of detail about what that means. Yes, the Internet is complicated, as is operating a wireless network, but the Company has not demonstrated that it is any more complex than any of the precedent businesses just described.

As important, the Proposal does not seek to delve into the details of the Internet or the operating requirements of a wireless network. A complex proposal would have gone into the details of network administration. The Proposal, however, is actually exactly the opposite because it requests that the Company operate its network consistent with the principle that it should treat all packets in a non-discriminatory fashion. A complex proposal would have called for treating video packets in one manner, audio packets in another, peer-to-peer protocols in another, and email in yet another way. That would have required the Company to implement technologies to discriminate one packet from another. But we have done the opposite by simply asking the company to treat all packets the same – i.e., the principle of non-discrimination described by the term network neutrality.

Including the terms "consistent" and "principles" goes a long way in this case to ensure that we are not micro-managing the Company. By requesting that the Company operate its wireless network *consistent* with network neutrality principles the Proposal clearly affords management leeway to operate its network in whatever manner necessary so long as it is in harmony with network neutrality principles. Similarly, the use of the term "principles" indicates that we are referring to a body of understanding regarding non-discrimination and neutral routing. In order to avoid being too vague (the flip side of the micro-managing argument) we provided a description of net neutrality principles based on the AT&T/BellSouth merger conditions that we discuss below.

We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

<u>The Proposal is Not Exludable Under the Litigation Theory Presented by the Company</u>

As demonstrated below, the Company has not established that implementing the proposal will interfere with its suit against the FCC – Verizon v. FCC, Case No. 11-1355 (D.C. Circuit). To begin, it is not clear what Verizon's theory of the case will be and what will be disputed and argued before the court. The Company has simply made the blanket assertion that Verizon v. FCC is about net neutrality and the Proposal is about net neutrality, therefore the Proposal interferes with the litigation. However, as we show below, this oversimplification misses an important distinction between what the FCC Order mandates and what the Proposal requests.

But before we reach that point, it is critical to state at this juncture that we are not seeking to unearth Verizon's legal arguments or theory of the case and think it would inappropriate for the Company to disclose those here. That is one of the reasons the Proposal includes the caveat "while not conceding or forfeiting any issue in litigation related to network neutrality." We have specifically inserted language into the Proposal that will ensure that it does not interfere with any litigation related to net neutrality.

It is also worth pointing out that we believe Verizon's arguments in Verizon v. FCC are irrelevant to the Staff's review of the Proposal because the Proposal covers different issues than the FCC Order. The FCC made the decision in drafting the Order to cover wireline Internet access and *not* wireless access. We disagree with this decision and believe that the FCC Order did not go far enough in protecting wireless networks. For that reason we filed the Proposal at Verizon to urge the Company go beyond what is in the FCC Order and not to simply adhere to the FCC Order. Put another way, the case of Verizon v. FCC is about what is in the FCC Order, the Proposal is about what is *not* in the FCC Order - i.e. the decision of the FCC not to extend net neutrality protections to wireless networks. Consequently, it is impossible to conclude that implementing the Proposal would interfere with the Company's litigation strategy.

In reviewing the Company's argument it is also important to note that Verizon appears to be in agreement with the FCC's conclusion that wireless networks should not be treated in the same way as wireline networks when it comes to net neutrality. On page 6 of its no-action request, the Company cites favorably to the FCC's decision to not apply an unreasonable discrimination prohibition to wireless services. As such, with the FCC and Verizon in agreement on this point, it appears as if it will not be a disputed point between the FCC and Verizon in the litigation – at the very least it won't be a primary or central focus of their disagreement and there is no indication that implementation of the proposal would interfere with any argument on that issue.

From the Company's letter (emphasis added):

> In December 2010, the Federal Communications Commission ("FCC") adopted a report and order (the "FCC Net Neutrality Order") setting forth rules addressing net neutrality concerns. Even as it adopted rules that, in Verizon's view, were unnecessary and beyond its legal authority, the FCC recognized that "mobile networks present operational constraints that fixed broadband networks do not typically encounter." Accordingly, the FCC took a more cautious approach in crafting net neutrality regulations for mobile services. Although it adopted prohibition on "unreasonable discrimination" for fixed networks (a provision which is analogous to, but less restrictive than, the "neutral network with neutral routing" provision of the Proposal), *the FCC expressly declined to apply the prohibition to mobile services*. ... The Proposal would disregard the FCC's conclusions...

Turning to the cases cited by the Company, they demonstrate that a company may exclude a proposal that "primarily addresses the litigation strategy" of the company and are inapposite for an analysis of the Proposal. In *AT&T, Inc.* (February 9, 2007) the Staff accepted the company's argument that the proposal called for the same information that the plaintiff and others sought in *discovery* in lawsuits against AT&T and that the proposal facilitated the *discovery* of the opposing parties. The Proposal in this case would do nothing of the kind, as it does not seek the disclosure of any information related to Verizon v. FCC. In fact, the Company does not argue that the discovery process is even implicated by implementation of the Proposal. Consequently, *AT&T* is not relevant to the disposition of the Company's no-action request.

In *Reynolds American Inc.* (February 10, 2006), the proposal requested the company "undertake a campaign aimed at African Americans apprising them of the unique health hazards to them associated with smoking menthol cigarettes" while at the same time the company was a defendant in a lawsuit in which the Company was disputing "the use of menthol cigarettes by the African American community poses unique health risks to this community." In other words, if the proposal was implemented, the Company would have expressly conceded the central point of dispute in the litigation (the unique health risks to the African American community from menthol cigarettes), for all intents and purposes mooting the litigation. As discussed above, Verizon v. FCC focuses on the contents of the FCC Order while the Proposal focuses on what is not in the FCC Order. As such, *Reynolds American* is not relevant.

In *R.J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004), the proposal asked that:

> RJR stop all advertising, marketing and sale of cigarettes using the terms "light," "ultralight," "mild" and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease

At the same time the Company was arguing in court that it was entitled to advertise and market cigarettes using the terms "light," "ultralight," "mild" and similar words. That is, if the proposal had been implemented the result would have been to moot the litigation because the Company would have implemented the remedy sought by the plaintiff in the case. Similar to the *Reynolds American* analysis above, Verizon v. FCC does not focus on the same issues as the Proposal, therefore it represents a different fact pattern – one which is not relevant here.

An analysis of *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) results in the same conclusion. In that case, the proposal was designed to force the company to resolve pending litigation against the company regarding its alleged smuggling practices. In particular, the proposal required the company to "determine the extent of our Company's past or present involvement directly or indirectly in any smuggling of its cigarettes throughout the world." Similarly, the litigation pending against the company was seeking precisely these same outcomes - implementation of the proposal would have effectively meant resolving the litigation. As discussed above, the Proposal and litigation cover different ground and implementation of the proposal will not impact the company's litigation in Verizon v. FCC. (Same analysis for *Philip Morris Companies* (February 4, 1997) and *Loews Corporation* (March 22, 2006)).[32]

---

[32] See also *NetCurrent, Inc.* (May 8, 2001) (requiring the company to bring an action in court); *Microsoft Corporation* (September 15, 2000) (asking the company to sue the federal government); *Exxon Mobil Corporation* (March 21, 2000) (requesting the company to make settlement payments); *Philip Morris Companies* (February 4, 1997) (recommending the company to implement regulations that it was challenging in court); and *Exxon Corporation* (December 20, 1995) (asking the company to forgo appellate rights) demonstrating that the rule prohibits proposals that compel particular legal actions or results.

For the reasons provided above we urge the Staff to not concur with Verizon's assertion that implementation of the Proposal would interfere with litigation.

The Proposal is not vague, but rather focuses at the appropriate level of specificity

Verizon argues that the proposal should be excluded for inadequately defining the term "network neutrality principles." In making the argument, the Company engages in the classic lawyerly practice of endlessly parsing words so that they lose all meaning, thereby creating confusion where there is none. In addition, it is not at all clear how the Company can argue the Proposal is too vague, but also argue that it is too detailed and micro-manages (see above). As a general matter, it is clear that the micro-management exclusion and the vagueness exclusion present two poles on the spectrum of permissible proposals. To pass muster, a proposal can be neither too detailed nor too vague. All shareholders who submit proposals must place their proposals within that spectrum; we have been very cognizant of those requirements. In light of the entirety of the facts and circumstances, we believe we have struck a reasoned and appropriate balance, as the Rule demands. As demonstrated below and elsewhere in our response, our Proposal provides management and shareholders sufficient guidance on what we mean by net neutrality without delving so far into the details that we find ourselves micro-managing. Therefore, we respectfully request the Staff reject the Company's argument.

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") However, the Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B.[33] Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." *Id* (emphasis added).

The Proposal describes network neutrality principles as:

> operat[ing] a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

This is not a description that we have devised, but rather it is one that was developed by the FCC and Verizon's peer company AT&T. In 2006, AT&T sought approval from the FCC of its proposed merger with another major telecommunications company, BellSouth. In order to "facilitate the speediest possible approval of the merger by the Commission," AT&T agreed to a

[33] It would appear that periodically, the Staff reminds issuers to avoid making frivolous vagueness arguments that cause proponents and the Staff to waste time. (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)).

number of conditions. As outlined in a December 2006 letter from the company to the FCC, the conditions included a two-year commitment to "Net Neutrality" (AT&T's words), as defined thus:

> AT&T/BellSouth also commits that *it will maintain a neutral network and neutral routing* in its wireline broadband Internet access service. This commitment shall be satisfied by AT&T/BellSouth's agreement not to provide or to sell to Internet content, application, or service providers, including those affiliated with AT&T/BellSouth, any service that *privileges, degrades or prioritizes any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination.*[34] (Proponent's emphasis)

Further, AT&T agreed at the time to extend that commitment to its *wireless* Wi-Max service:

> For purposes of this commitment, AT&T/BellSouth's wireline broadband Internet access service *and its Wi-Max fixed wireless broadband Internet access service* are, collectively, AT&T/BellSouth's "wireline broadband Internet access service."[35] (Proponent's emphasis)

This is language that was clear enough and understandable enough for the FCC and AT&T that it made it a central feature of a major telecom merger.

Verizon argues that because Wikipedia has a different definition of net neutrality and that the Proposal description of net neutrality is narrower than the FCC definition that this would confuse shareholders. However, the Staff has made it clear that the existence of differing interpretations of terms is not fatal. For example, in *The Kroger Co.* (April 12, 2000) the proposal called for the company to adopt a policy of removing "genetically engineered" products from its private label products, labeling and identifying products that may contain a genetically engineered organism, and reporting to shareholders. The company challenged the proposal arguing that the term "genetically engineered" was the subject of competing definitions. While it was not disputed that there was not a consensus on the meaning of the terms, the Staff rejected the lack of definition argument and concluded that the proposal was permissible.

Similarly, in the context of Internet issues, there has not been a requirement that terms be uniformly defined. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and

---

[34] Letter from AT&T Senior Vice President Robert W. Quinn, Jr. to Marlene H. Dortch, Secretary, Federal Communications Commission, December 28, 2006. http://transition.fcc.gov/ATT_FINALMergerCommitments12-28.pdf, page 8.
[35] *Id.*

"monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague).

Verizon also argues that the Proposal is too vague because neither "the resolution nor the supporting statement provides any guidance as to what exactly a 'neutral network with neutral routing' entails." We would suggest that if the Proponents provided the level of detail sought by the Company, such detail would be exhibit A in the Company's argument that we are seeking to micro-manage its operations. Verizon cannot have it both ways – either the proposal is too vague or too detailed – and the fact that it is arguing both indicates that it is neither too vague nor too detailed.

In fact, the Staff has permitted much more vague language that what is used in the Proposal. See *Bristol-Myers Squibb Company* (April 3, 2000) where the proposal asked the board to implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and to prepare a report to shareholders on any changes in its current pricing policy. The company argued that it was unable to implement the proposal because the proposal did not define the term "reasonable levels." It also claimed that even if the company implemented the proposal, it could not determine when a "reasonable level" would be reached. The proponent responded by arguing that the proposal simply sought a policy of price restraint, and that such a concept was readily understandable. The Staff concurred with the proponent concluding that Rule 14a-8(i)(3) could not be a basis for exclusion.

Verizon also claims that "network neutrality principles" is a different concept than "a neutral network with neutral routing." It would appear, however, that Verizon is the only one that feels this way as AT&T and the FCC, as described above, used "net neutrality" to describe "a neutral network with neutral routing." Again, Verizon is trying to claim there is confusion where there is none.

Finally, the company manufactures confusion by wondering aloud whether the term "consistent" is a term with meaning or whether it should be ignored in favor of a more "literal" reading of the proposal. We are mystified by this argument as is suggests that its reasonable to disregard a term in the proposal ("consistent") or simply twist its meaning sufficiently that it no longer means what it says. By using the words "consistent" and "principles" it is clear that we are not requesting that the Company commit to operating its wireless network in strict lock-step with a net neutrality mandate. Rather we are asking for consistency with net neutrality principles, which clearly leaves significant room to comply with FCC rules. In doing so, the Proposal affords the Company more than a reasonable amount of leeway to manage its wireless network; if we had done otherwise the Company would have argued even more vigorously that we sought to micro-mange the company.

In conclusion, we firmly believe that the Company has misapplied Rules 14a-8(i)(3) and 14a-9 by manufacturing confusion and engaging in a level of sophistry that is a poor use of everyone's time. We urge the Staff to conclude that the Proposal strikes the appropriate balance between providing specificity and affording the company the latitude to implement the Proposal.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8 or 14a-9. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. In addition, the Proposal, does not interfere with Company litigation. Finally, the Proposal is not inherently vague, indefinite, or materially misleading. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Jonas Kron

cc: Mary Louise Webber at mary.l.weber@verizon.com
Assistant General Counsel
Verizon Communications Inc.

The Nathan Cummings Foundation
The Benedictine Sisters of Mount St. Scholastic
St. Scholastica Monastery

Appendix A
Full Text of the Proposal

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

For all these reasons, we believe network neutrality on wireless networks is needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Appendix B
Excerpt from 2011 Proponent Reply Letter

There is no question that the Staff concluded last year that network neutrality was not a significant policy issue at that time. And there is also no question that how Verizon operates its network is a day-to-day task of the Company.

But almost a year has passed since the Staff's examination of network neutrality and over that time the issue has been at the center of an intense, broad and highly-public national discussion and debate involving the business community, the public, legislators, regulators and the press.[36] This discussion and debate constitutes tangible evidence that, at this time, network neutrality is a significant policy issue that transcends the day-to-day business of the company.[37] We therefore believe that a new staff conclusion is warranted[38] and that the issue of network neutrality is now appropriate for shareholder consideration.

Much of the evidence that network neutrality is a significant policy issue stems from the national debate leading up to and following the Federal Communication Commission's (FCC) decision in 2010 to issue network neutrality rules – the first time it has ever done so. In the months leading up to the FCC vote on December 21, 2010, network neutrality was the cover story for the September 2, 2010 issue of *The Economist*[39] and the subject of dueling editorials and commentaries in the *New York Times*[40] and *The Wall Street Journal*.[41] Earlier this month the editorial board of *USA Today* weighed in with its position in favor of network neutrality protections for wireless Internet access and included an opposing view by U.S. Senator Kay Bailey Hutchison.[42]

---

[36] In discussing this issue we hereby incorporate the relevant portion of our 2010 letter which provides documentation of public interest, regulatory activity, legislative interest and media coverage in the issue for the past three years and attach the relevant portion of that letter as Appendix B.
[37] As the commission has stated: "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). In addition, the Staff has indicated that it considers a number of indicia when considering this question including the presence of widespread public debate, media coverage, regulatory activity, legislative activity and whether the issue has been a part of the public debate for a sufficient length of time.
[38] The Commission observed in 1998, in light of " changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." *Id.*
[39] http://www.economist.com/node/16941635
[40] http://www.nytimes.com/2010/12/18/opinion/18sat2.html?ref=editorials
[41] http://online.wsj.com/article/SB10001424052748704369304575632522873994634.html and http://online.wsj.com/article/SB10001424052748703395204576023452250748540.html
[42] http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST_N.htm and http://www.usatoday.com/news/opinion/editorials/2011-01-04-editorial04_ST1_N.htm.

There are many reasons why network neutrality is a significant policy issue warranting this kind of widespread attention. As U.S. Senator Maria Cantwell said last week in introducing the Internet Freedom, Broadband Promotion, and Consumer Protection Act of 2011,[43] which focuses on network neutrality, "The reason a seemingly technical issue such as net neutrality has become such a politicized fight is that the financial stakes are so high."[44] And, as the bill explained:

> (1) Two-way communications networks constitute basic infrastructure that is as essential to our national economy as roads and electricity.
>
> (2) The broadband Internet constitutes the most important two-way communications infrastructure of our time.
>
> (3) Access to the broadband Internet is critical for job creation, economic growth, and technological innovation.
>
> (4) Access to the broadband Internet creates opportunity for more direct civic engagement, increased educational attainment, and enables free speech.

Or as Tom Tauke, Verizon's Executive Vice President of Public Affairs, Policy and Communications put it, "This amazing Internet eco-system is not only an economic engine for our nation, it also holds great promise for improving the delivery of health care, revolutionizing our approach to education, and improving our transportation systems and electric grids."[45]

The Hill, a highly influential publication which reports on Congress, said "the debate has long since completed an evolution from arcane telecom debate to partisan lightning rod."[46]

A search of the *New York Times* website for the terms "wireless" and "net neutrality" appearing in the same story in 2010 generated 345 results; the same search of *The Wall Street Journal* generated 609 results. A search for "net neutrality" and "wireless" on Google News for just the month of December 2010 generated more than 1,000 results, including not only mainstream press,[47] but also the national business press[48] as well as the local press[49] of communities all across America.

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[43] http://cantwell.senate.gov/news/012511_Net_Neutrality_bill_text.pdf
[44] http://cantwell.senate.gov/news/record.cfm?id=330533
[45] http://newscenter.verizon.com/press-releases/verizon/2010/congress-needs-to-update-the.html
[46] http://thehill.com/blogs/hillicon-valley/technology/139703-bono-mack-collecting-signatures-against-net-neutrality
[47] For example see http://www.csmonitor.com/Innovation/Latest-News-Wires/2010/1222/Net-Neutrality-Why-the-new-rules-don-t-guarantee-internet-equality, http://thepage.time.com/2010/12/21/mcconnell-blasts-flawed-net-neutrality-rules/, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over, http://www.latimes.com/business/la-fi-fcc-net-neutrality-20101222,0,6432967.story, and http://www.cnn.com/2010/TECH/web/12/20/fcc.net.neutrality/.
[48] For example see http://www.businessweek.com/news/2010-11-03/at-t-comcast-may-fend-off-web-rules-under-republicans.html, http://www.upi.com/Business_News/2010/11/20/FCC-may-vote-on-net-neutrality-soon/UPI-59881290262311/, http://www.bloomberg.com/news/2010-11-30/at-t-gains-fcc-s-ear-as-regulators-near-decision-on-net-neutrality-rules.html, http://www.forbes.com/2010/12/13/net-neutrality-internet-regulation-opinions-contributors-james-glassman.html, http://www.nytimes.com/2010/12/21/business/media/21fcc.html?hp, http://thelastword.msnbc.msn.com/_news/2010/12/21/5691617-winners-and-losers-of-net-neutrality, http://moneymorning.com/2010/12/23/fcc-net-neutrality-plan-comcast-corp.-nasdaq-cmcsa-netflix-inc.-nasdaq-

In response to the FCC's December 21st vote, U.S. Senate Republican leader Mitch McConnell took to the floor of the Senate (and issued a press release and video) to attack the FCC action:

> Today, the Obama Administration, which has already nationalized health care, the auto industry, insurance companies, banks and student loans, will move forward with what could be a first step in controlling how Americans use the Internet by establishing federal regulations on its use. This would harm investment, stifle innovation, and lead to job losses. And that's why I, along with several of my colleagues, have urged the FCC Chairman to abandon this flawed approach. The Internet is an invaluable resource. It should be left alone.
>
> As Americans become more aware of what's happening here, I suspect many will be as alarmed as I am at the government's intrusion. They'll wonder, as many already do, if this is a Trojan Horse for further meddling by the government. Fortunately, we'll have an opportunity in the new Congress to push back against new rules and regulations."[50]

Senator McConnell's fellow Republican leader in the House, Representative John Boehner, accused the FCC of pursuing a "government takeover of the Internet." "Under this job-killing big government scheme," he said, "the Obama administration is seeking to expand the power of the federal government."[51] In addition, 30 U.S. Senate Republicans wrote to the FCC stating their vehement opposition to any network neutrality rules; more than 300 members of both houses of Congress have publicly expressed opposition to FCC action.[52] Vocal support of network

---

nflx/, http://money.cnn.com/2010/12/21/technology/fcc_net_neutrality_ruling/index.htm, http://www.businessweek.com/magazine/content/10_50/b4207043617708.htm, http://www.economist.com/node/17800141?story_id=17800141, http://www.investors.com/EditorialCartoons/Cartoon.aspx?id=558781, http://www.ibtimes.com/articles/96852/20110103/what-is-net-neutrality-what-does-this-mean-to-you.htm, http://www.nasdaq.com/newscontent/20110120/comcast,-netflix-and-net-neutrality.aspx?storyid=800354607, http://community.nasdaq.com/News/2011-01/verizon-weighs-in-on-comcast-net-neutrality-dispute.aspx?storyid=54304

[49] For example see Iowa - http://www.kimt.com/content/localnews/story/Net-Neutrality-Explained/ZPQA-Efd6k6zWxG--Tc4ow.cspx, Georgia - http://www.onlineathens.com/stories/010211/opi_764289542.shtml, Worcester, Massachusetts - http://www.wbjournal.com/news48101.html and http://www.telegram.com/article/20110111/NEWS/101110357/1020, New Jersey - http://www.nj.com/opinion/times/oped/index.ssf?/base/news-1/1293864368596 40.xml&coll=5, California - http://sfbayview.com/2010/congresswoman-waters-fcc-net-neutrality-rules-could-especially-harm-people-of-color/; Boulder, Colorado - http://www.boulderweekly.com/article-4144-fcc-breaks-obamas-promise-on-net-neutrality.html; Denver, Colorado - http://www.bizjournals.com/denver/print-edition/2011/01/07/guess-who-foots-bill.html; Oregon - http://blog.oregonlive.com/siliconforest/2011/01/sen_merkley_urges_fcc_caution.html, Tennessee - http://www.tennessean.com/article/DA/20110118/NEWS01/101180342/Blackburn+wants+government+to+leave+Internet+alone, Ohio - http://www.zanesvilletimesrecorder.com/article/20110116/OPINION02/101160308, and Buffalo, NY - http://www.bizjournals.com/buffalo/print-edition/2011/01/14/fcc-balanced-on-net-neutrality.html.

[50] http://mcconnell.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=facd508e-1db6-46c6-a941-4e329a3bd2d3&ContentType_id=c19bc7a5-2bb9-4a73-b2ab-3c1b5191a72b&Group_id=0fd6ddca-6a05-4b26-8710-a0b7b59a8f1f.

[51] http://thehill.com/blogs/hillicon-valley/technology/96503-boehner-slams-fcc-for-takeover-of-internetq

[52] http://blogs.wsj.com/washwire/2010/11/19/house-republicans-tell-fcc-no-net-neutrality-for-christmas/ and http://chambliss.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=0fd9a6e8-f6e9-4b03-8a32-1ab8a6629851&ContentType_id=5c81ba67-be20-4229-a615-966ecb0ccad6&Group_id=29a81778-8944-46e0-

neutrality was expressed by many Democrats[53] and by members of the U.S. Congressional Internet Caucus, which has over 150 members.[54]

In response to the FCC vote, President Obama issued his own statement[55] not only about the importance of network neutrality as a campaign promise and an important policy goal of his administration, but as a principle that is critical to the U.S. economy and the nation's tradition of freedom of speech:

> Today's decision will help preserve the free and open nature of the Internet while encouraging innovation, protecting consumer choice, and defending free speech. Throughout this process, parties on all sides of this issue – from consumer groups to technology companies to broadband providers – came together to make their voices heard. This decision is an important component of our overall strategy to advance American innovation, economic growth, and job creation.
>
> As a candidate for President, I pledged to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression. That's a pledge I'll continue to keep as President. As technology and the market continue to evolve at a rapid pace, my Administration will remain vigilant and see to it that innovation is allowed to flourish, that consumers are protected from abuse, and that the democratic spirit of the Internet remains intact.
>
> I congratulate the FCC, its Chairman, Julius Genachowski, and Congressman Henry Waxman for their work achieving this important goal today.

In addition to more than 100,000 public comments[56] filed with the FCC on its proposed rules, dozens of non-governmental organizations representing widely divergent interest groups have taken the opportunity over the past year to make public statements about the importance of network neutrality. For example, the U.S. Chamber of Commerce expressed "deep concern" about network neutrality rules and their potential impact on "the tremendous investment, innovation, consumer choice, and job creation evidenced in today's broadband marketplace."[57] The National Council of Churches and the United States Conference of Catholic Bishops have issued statements declaring the importance of wireless network neutrality for social justice.[58]

The reason for all of this debate and attention is, as FCC Chairman Genachowski explained, quoting the inventor of the worldwide web Tim Berners-Lee, "A neutral communications medium is the basis of a fair, competitive market economy, of democracy, and of science." When reviewing the widespread reporting and commentary on the network neutrality rules, there

---

a550-9d034534e70a and http://washingtonexaminer.com/blogs/beltway-confidential/2010/12/senate-gop-likely-force-confrontation-fcc-net-neutrality-rules#ixzz18J0bwvMX

53 http://kerry.senate.gov/press/release/?id=b389dc03-eab9-41f5-abf8-8781ae0ecbf8 -

54 http://www.netcaucus.org/

55 http://www.whitehouse.gov/the-press-office/2010/12/21/statement-president-today-s-fcc-vote-net-neutrality

56 http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A2.doc

57 http://www.uschamber.com/press/releases/2010/august/us-chamber-fcc-effort-regulate-internet-jeopardizes-jobs

58 http://www.ncccusa.org/news/101018netneutrality.html and http://thehill.com/blogs/hillicon-valley/technology/139061-catholic-bishops-support-net-neutrality

is no debate that the issue itself – the rules of the road for the Internet – is vitally important to our economy, our democracy and our culture. As Senate Majority Leader McConnell stated:

> Later today the Federal Communications Commission is expected to approve new rules on how Americans access information on the Internet. It has a lot of people rightly concerned.
>
> The Internet has transformed our society, our economy, and the very way we communicate with others. It's served as a remarkable platform for innovation at the end of the 20th century and now at the beginning of the 21st century.

If the activities of Verizon are examined, one can see that the policy questions at stake are also of great importance to and a priority for the Company. Over the course of the past year, not only has Verizon's public policy blog focused regular and significant attention on network neutrality,[59] but as the *Wall Street Journal* reported, over a two week period in early December "executives from Verizon Communications Inc. and AT&T Inc. have reported at least nine meetings or phone calls with senior FCC staff, according to FCC records."[60] These contacts included a conversation between FCC Chairman Genachowski and Verizon CEO Ivan Seidenberg.

This report found in a *Wall Street Journal* investigation entitled "Lobbying War Over Net Heats Up" included a diagram showing Verizon spent $17.68 million lobbying against network neutrality rules in 2009 – by far the biggest spender in this regard.


Capital in the Capitol
Phone/cable companies opposed to net neutrality rules
Selected companies'/ organizations' spending on lobbying, in millions
Verizon
National Cable & Telecom Assoc.
AT&T
Comcast
US Telecom Assoc.
Open Internet Coalition, a pro-net neutrality group
Google
Sony
eBay
Amazon. com
ACLU
Source: Center for Responsive Politics

These numbers were only for 2009 and, given the reports of heavy lobbying in 2010, one can only imagine the resources the Company devoted to this issue in 2010.[61] This significant interest

[59] http://policyblog.verizon.com/Tags.aspx?tags=net%20neutrality
[60] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html
[61] http://online.wsj.com/article/SB10001424052748704720804576009713669482024.html?mod=WSJ_newsreel_technology

was also not limited to lobbying in 2010 or 2009. *The Washington Post* reported in December 2010 that "Over the past three years, more than 150 organizations hired at least 118 outside lobbying groups to influence the outcome of the vote currently scheduled for the commission's open meeting on Tuesday, Dec. 21."[62]

All of which begs the question, if network neutrality is so important that tens of millions of dollars are spent on lobbying, how can it not be a significant policy issue facing the Company? And how could it be that while citizen groups, politicians, lobbyists, academics, individuals, and business interests can participate in a heated public policy debate that is covered extensively by the national media, that the Company considers network neutrality for wireless networks not a significant policy issue and therefore inappropriate for shareholder consideration?

Statements by multiple groups on both sides of the network neutrality debate following the FCC's December 2010 ruling make it clear that the issue will remain in the public spotlight and subject to heated debate – particularly with respect to how network neutrality principles are applied to wireless networks. As the *National Journal* put it, "The rancor in Washington over network neutrality is about to enter a new phase: all-out political and judicial warfare."[63]

In the weeks following the FCC vote the debate continued not only with the *USA Today* article featuring Senator Hutchison, but also in numerous other venues,[64] including *Forbes*.[65] On January 5, 2011 Representative Marsha Blackburn and 62 co-sponsors introduced H.R. 96 - *To prohibit the Federal Communications Commission from further regulating the Internet*[66] and a pro-network neutrality bill, discussed earlier, was introduced by Senator Maria Cantwell.

In this debate, there is a distinction between network neutrality in general and its specific application to wireless access; as a result, wireless network neutrality has received copious and widespread attention and has been the subject of particularly fierce discussion. In its December vote, the FCC generally exempted wireless networks from the non-discrimination and non-prioritization rules that it created for fixed broadband connections. This exception for wireless has been most hotly debated since August 2010 when it was first recommend by Verizon and Google and then included in legislation proposed in the House by Representative Waxman.[67] Wireless Internet access is one of the fastest growing segments of the telecommunications business and is also the prevailing manner of access for economic and racial minorities. That is why, when Verizon and Google announced a joint proposal for network neutrality and proposed to leave wireless access unprotected, a huge outcry ensued.[68]

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[62] http://www.washingtonpost.com/wp-dyn/content/article/2010/12/17/AR2010121706183.html

[63] http://techdailydose.nationaljournal.com/2010/12/net-neutrality-vote-only-infla.php. See also, http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

[64] http://www.huffingtonpost.com/morgan-reed/promising-elements-of-the_b_801132.html, http://host.madison.com/ct/news/opinion/editorial/article_f3dcf6cc-2363-5f26-bc5f-c5ae6c53f2c8.html, and http://www.flashreport.org/featured-columns-library0b.php?faID=2011010409062562.

[65] http://www.forbes.com/2011/01/05/internet-regulation-net-neutrality-opinions-contributors-wayne-crews.html.

[66] http://www.govtrack.us/congress/bill.xpd?bill=h112-96

[67] http://thomas.loc.gov/cgi-bin/query/z?c111:H.R.3101:

[68] http://www.nytimes.com/2010/08/10/technology/10net.html?ref=technology

FCC Chairman Genachowski acknowledged these concerns by warning that while there were large exceptions created for mobile, that

> we affirm our commitment to an ongoing process to ensure the continued evolution of mobile broadband in a way that's consistent with Internet freedom and openness.
>
> Any reduction in mobile Internet openness would be a cause for concern—as would any reduction in innovation and investment in mobile broadband applications, devices, or networks that depend on Internet openness.[69]

For the last three years the issue of network neutrality for both fixed and wireless broadband access has occupied a great deal of public attention. Going forward, there is significant concern from some corners that any rules are a problem. As the current Senate Majority leader McConnell put it in December, "we'll have an opportunity in the new Congress to push back against new rules and regulations." Similarly, there is significant concern from other constituencies that wireless Internet access was given a wide exemption from the rules. The President of one such group, Public Knowledge, made the point on *National Public Radio*:

> People of color, poor people, this is how they're getting their broadband Internet access. They're getting it through wireless. And by setting different standards for wireline and wireless, you're essentially saying we're okay with a two-tiered Internet, and we're going to have a digital divide of a different kind.[70]

Recently the *Washington Post* reported that House Republicans will be holding hearings on network neutrality.

> Neil Fried, a staff member (chief counsel) of the Republican-led House Energy and Commerce Committee, said overturning the FCC rules will be a priority for the new House lawmakers. He said the FCC chairman and staff will be called into hearings soon on the rules, which Republicans have called job-killing.
>
> "I think you can count on early in the year, one of the first tech issues is going to be net neutrality with a series of hearings on substance, to authority, to process," Fried said.

As demonstrated above, the issue has been the subject of widespread public debate, media coverage, regulatory activity, and legislative activity for at least three years. The issue shows no signs of subsiding in the wake of the FCC vote. The public debate will continue in Congress, at the FCC, in academia, in the newspapers and online. It is the most significant public policy issue confronting Verizon right now and for that very reason it is appropriate for shareholder consideration.

---

[69] http://hraunfoss.fcc.gov/edocs public/attachmatch/FCC-10-201A2.doc

[70] http://www.npr.org/2010/12/21/132237820/Fight-Over-Net-Neutrality-Is-Far-From-Over.

Appendix C
Excerpt from 2010 Proponent Reply Letter

Background

The issue of a free and open Internet – sometimes also referred to as net neutrality – has been part of the public discourse since at least September 2005, when the Federal Communications Commission began to address the issue with its Policy Statement introducing four principles designed "to foster creation, adoption and use of Internet broadband content, applications, services and attachments and to ensure consumers benefit from the innovation that comes from competition."[71]

Generally speaking, the principle underlying efforts at preserving the free and open architecture of the Internet is that there should be no or minimal restrictions on content, technologies, applications or modes of communication on the Internet. There is, however, significant disagreement about what this principle means in application – how it might affect consumers' use and experience of the Internet; what it means for freedom of expression and association; what it might mean for the management of networks carrying Internet traffic; how it might affect innovation of and within the Internet; and the implications for businesses built upon the Internet.

Confirmation of the importance of this issue comes from a public record replete with proposed and enacted legislation and regulation, millions of pages of public statements and reports, and extensive worldwide media coverage involving thousands of individuals and organizations.

Regardless of one's position on the future of Internet architecture, there is strong consensus that it is a critically important issue affecting the future of our economy, our democracy, and our civic and artistic culture. For example, one important piece of pending Congressional legislation – H.R.3458 – Internet Freedom Preservation Act – which has 20 co-sponsors and declarations of support from at least 5 U.S. Senators, provides 14 findings about the role of the Internet in our society:

1. Our Nation's economy and society are increasingly dependent on Internet services.

2. The Internet is an essential infrastructure that is comparable to roads and electricity in its support for a diverse array of economic, social, and political activity.

3. Internet technologies and services hold the promise of advancing economic growth, fostering investment, creating jobs, and spurring technological innovation.

4. As the Nation becomes more reliant upon such Internet technologies and services, unfettered access to the Internet to offer, access, and utilize content, services, and applications is vital.

---

[71] http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-05-151A1.pdf

5. The global leadership in high technology that the United States provides today stems directly from historic policies that embraced competition and openness and that have ensured that telecommunications networks are open to all lawful uses by all users.

6. The Internet was enabled by those historic policies and provides an open architecture medium for worldwide communications, providing a low barrier to entry for Internet-based content, applications, and services.

7. Due to legal and marketplace changes, these features of the Internet are no longer certain, and erosion of these historic policies permits telecommunications network operators to control who can and who cannot offer content, services, and applications over the Internet utilizing such networks.

8. The national economy would be severely harmed if the ability of Internet content, service, and application providers to reach consumers was frustrated by interference from broadband telecommunications network operators.

9. The overwhelming majority of residential consumers subscribe to Internet access service from 1 of only 2 wireline providers: the cable operator or the telephone company.

10. Internet access service providers have an economic interest to discriminate in favor of their own services, content, and applications and against other providers.

11. A network neutrality policy based upon the principle of nondiscrimination and consistent with the history of the Internet's development is essential to ensure that Internet services remain open to all consumers, entrepreneurs, innovators, and providers of lawful content, services, and applications.

12. A network neutrality policy is also essential to give certainty to small businesses, leading global companies, investors, and others who rely upon the Internet for commercial reasons.

13. A network neutrality policy can also permit Internet service providers to take action to protect network reliability, prevent unwanted electronic mail, and thwart illegal uses in the same way that telecommunications network operators have historically done consistent with the overarching principle of non-discrimination.

14. Because of the essential role of Internet services to the economic growth of the United States, to meet other national priorities, and to our right to free speech under the First Amendment of the Constitution of the United States, the United States should adopt a clear policy preserving the open nature of Internet communications and networks.

See also a Senate bill - S. 1836, Internet Freedom Act of 2009 - sponsored by Sen. John McCain. This significant interest in the subject is consistent with two October letters discussing the importance of a free and open Internet from 29 U.S. Senators, including Byron Dorgan, John Kerry, Christopher Dodd, Tom Harkin, Bill Nelson, Patrick Leahy, Maria Cantwell, Chuck

Grassley, John McCain, Lindsey Graham, Tom Coburn, and Saxby Chambliss.[72]

In mid-October 2009, 72 Democratic Representatives wrote to the FCC to express concern about the future of a free and open Internet and how best to structure regulations for the public benefit.[73] Support for Net Neutrality was expressed by all of the major Democratic candidates in the 2008 Presidential election - Barack Obama, Joe Biden, Hillary Clinton, Christopher Dodd, John Edwards, Dennis Kucinich, and Bill Richardson – as well as Republican candidate Mike Huckabee.[74]

In light of this widespread interest, in October 2009 the FCC proposed a rule-making process to address the issue of a free and open Internet.[75] In the lead up to the FCC announcement *The Wall Street Journal* reported

> Verizon Communications Inc. Chairman Ivan Seidenberg on Wednesday had some harsh words for the Federal Communications Commission a day ahead of its planned vote on open Internet rules, adding to what has become a fever pitch of public debate over the proposal.[76]

There is little doubt that the open and free architecture of the Internet has been important to free speech around the world. Whether it be a tool for political dissent in China or Iran, or for civic organization here in the United States, as the bipartisan Knight Commission recently reported, the Internet and "[t]he potential for using technology to create a more transparent and connected democracy has never seemed brighter."[77]

Just last week, Secretary of State Hillary Clinton gave "an important speech on an important subject" – the need to protect a free and open Internet. Highlighting the significance of the Internet to the economic, political and social health of the world she noted that "the spread of information networks is forming a new nervous system for our planet". Secretary Clinton went on to observe: "The freedom to connect is like the freedom of assembly in cyber space. It allows individuals to get online, come together, and hopefully cooperate in the name of progress. Once you're on the internet, you don't need to be a tycoon or a rock star to have a huge impact on society." [78]

While the Secretary was speaking within the context of foreign governments, she indicated that the principles she enunciated are applicable to private and public entities and are are universal to all peoples and all nations. A very similar point was made by the White House in November 2009, when White House deputy chief technology officer McLaughlin reiterated the Administration's consistent support for "the importance of an open Internet -- both at home and

[72] http://voices.washingtonpost.com/posttech/dorgan%20letter%20to%20chairman%20genachowski.pdf and http://voices.washingtonpost.com/posttech/senateletter.pdf.
[73] http://online.wsj.com/public/resources/documents/fcc_20091016.pdf
[74] http://news.cnet.com/8301-10784_3-9806431-7.html
[75] http://www.openinternet.gov/
[76] http://online.wsj.com/article/SB10001424052748704597704574487224011507720.html
[77] http://www.thefederalregister.com/d.p/2009-11-30-E9-28062
[78] http://www.foreignpolicy.com/articles/2010/01/21/internet_freedom?print=yes&hidecomments=yes&page=full

abroad."[79]

The FCC reports that over the past six years the issue has generated "100,000 pages of input in approximately 40,000 filings from interested companies, organizations, and individuals." These include hundreds of federal and state legislators and an extremely broad spectrum of public interest organizations. The list includes: the National Association for the Advancement of Colored People, National Council of La Raza, the National Disability Institute, Asian American Justice Center, Hispanic Technology and Telecommunications Partnership, League of United Latin American Citizens, National Organization of Women, National Black Caucus of State Legislators, National Conference of Black Mayors, National Organization of Black County Officials, National Organization of Black Elected Legislative Women, Women in Municipal Government, Asian American Justice Center, American Conservative Union, American Library Association, Americans for Tax Reform, Consumer Federation of America, Consumers Union, and the Japanese American Citizens League. In just the 30 day period preceding the submission of this letter, the FCC received more than 20,000 filings and more than 100,000 comments on this issue. [80]

As FCC Chairman Genachowski noted in a September 2009 speech, a free and open Internet is an "unprecedented platform for speech, democratic engagement, and a culture that prizes creative new ways of approaching old problems." A free and open Internet, he said, demands Americans' attention because the Internet must play a critical role in solving the "great challenges [we face] as a nation right now, including health care, education, energy, and public safety." He asserted: "We have an obligation to ensure that the Internet is an enduring engine for U.S. economic growth, and a foundation for democracy in the 21st century."[81]

Last week FCC Commissioner Mignon Clyburn, during a speech at the Minority Media and Telecommunications Council's Social Justice summit discussed "how important – how essential – it is for traditionally underrepresented groups to maintain the low barriers to entry that our current open Internet provides."[82]

Moreover, the issue is not only of importance in the United States. In December 2009, the European Commission made a declaration on net neutrality in the Official Journal of the European Union, stating:

> The Commission attaches high importance to preserving the open and neutral character of the Internet, taking full account of the will of the co-legislators now to enshrine net neutrality as a policy objective and regulatory principle to be promoted by national regulatory authorities (1), alongside the strengthening of related transparency requirements (2) and the creation of safeguard powers for national regulatory authorities to prevent the degradation of services and the hindering or slowing down of traffic over public networks (3). The Commission will monitor closely the implementation of these

[79] http://www.washingtonpost.com/wp-dyn/content/article/2009/11/24/AR2009112404175.html
[80] http://fjallfoss.fcc.gov/ecfs/proceeding/view?z=3ehi&name=09-191 and http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-09-93A1.pdf
[81] http://www.openinternet.gov/read-speech.html
[82] http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-295888A1.pdf

provisions in the Member States, introducing a particular focus on how the "net freedoms" of European citizens are being safeguarded in its annual Progress Report to the European Parliament and the Council.[83]

Prominent academic institutions, such as Harvard University and Columbia University, have established well-resourced research centers devoted to these issues. At Harvard, the Berkman Center for Internet & Society has initiated projects on subjects such as "Internet and Democracy" and the "OpenNet Initiative" which devote academic instruction and research on content filtering and how the Internet impacts "the rights of citizens to access, develop and share independent sources of information, to advocate responsibly, to strengthen online networks, and to debate ideas freely with both civil society and government."[84]

Similarly, in January 2010 the Institute for Policy Integrity at New York University issued a report - *Free to Invest: The Economic Benefits of Preserving New Neutrality* - which examined net neutrality policy from an economic perspective. The report concluded that it would be advisable to construct net neutrality rules that "will facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good." The report finds that the open and free Internet accounts for billions of dollars of economic value for Americans.[85] For widely diversified investors, this economic perspective is critically important.

And shareholders are aware of the critical nature of these issues. For example, at CenturyTel, the nation's fourth largest ISP, a 2009 shareholder resolution seeking greater company disclosure regarding network management practices received a remarkable 30% of the vote in its first year – a clear expression of shareholder concern.

Given all this, it should be of little surprise that several news organizations reported that Verizon is one of the most active lobbyists on these issues.[86] For, as *BusinessWeek* described it in September 2009, the public debate over net neutrality is "likely to be the biggest telecom regulatory fight in more than a decade." [87]

This is not business as usual for Verizon or any of its constituencies. Trillium Asset Management, like all widely diversified investors, has a significant interest in this debate. The FCC's statements, and those of other commentators, include highly persuasive and compelling arguments that the architecture of the Internet will in fact have a major positive impact on the economy by virtue of its impact on free speech, civic participation, democratic engagement and marketplace competition, as well as robust broadband adoption and participation in the Internet community by minorities and other socially and economically disadvantaged groups. Many investors have concluded that the greatest source of risk to a broad portfolio is that profit-seeking externalities and risks caused by one portion of the portfolio come back into the portfolio

[83] http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2009:308:0002:0002:EN:PDF
[84] http://cyber.law.harvard.edu/ and http://www4.gsb.columbia.edu/citi/
[85] http://www.policyintegrity.org/documents/Free_to_Invest.pdf
[86] http://www.opensecrets.org/news/2009/10/the-federal-communications-com.html and http://www.washingtonpost.com/wp-dyn/content/article/2009/10/21/AR2009102103944.html
[87] http://www.businessweek.com/technology/content/sep2009/tc20090929_214957.htm

elsewhere, lowering overall returns.

But we also believe the Company's position may not be in the Company's long-term interests. It puts the Company in a tenuous position with regard to its reputation and its responsibilities to corporate social impacts; it may also pose a long-term financial risk to the Company. As a result, we recommend that a committee of independent Verizon directors re-examine our Company's policy position. The public policy debate now swirling around a free and open Internet may be one of the most important public policy debates the Company will confront this decade. It is entirely appropriate for shareholders to have the opportunity to consider the issue on this year's proxy.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 22, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2012 Annual Meeting
Shareholder Proposal of Margot Cheel, The Nathan
Cummings Foundation, The Benedictine Sisters of Mount St.
Scholastic and St. Scholastica Monastery, as co-sponsors

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 17, 2011, Verizon received a shareholder proposal and supporting statement (the "Proposal") from Trillium Asset Management ("Trillium") on behalf of Margot Cheel ("Ms. Cheel") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials"). The submission included a letter from Ms. Cheel authorizing Trillium to act on her behalf regarding the Proposal. Subsequently, The Nathan Cummings Foundation, the Benedictine Sisters of Mount St. Scholastica and St. Scholastica Monastery each also submitted the Proposal for inclusion in the 2012 proxy materials as a co-filer, advising Verizon that Trillium was the lead filer of the Proposal. Ms. Cheel and the co-filers are collectively referred to herein as the "Proponents." The Proposal, the respective transmittal letters and the authorization letter referred to above are included in the materials attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2012 proxy materials.

For the reasons set forth in this letter, Verizon respectfully requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal from its 2012 proxy materials. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to each of the Proponents and their representative, Trillium, as notice of Verizon's intent to omit the Proposal from Verizon's 2012 proxy materials.

I. Introduction.

The Proposal is entitled, "Network Neutrality on Wireless Networks," and contains the following resolution:

> ***Resolved****, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.*

The Proposal is substantially similar to a proposal that the Staff, relying on rule 14a-8(i)(7), permitted Verizon and AT&T Inc. to exclude from their proxy materials last year. See *Verizon Communications Inc.* (February 15, 2011) and *AT&T Inc.* (February 2, 2011). In granting Verizon's no action request, *supra*, the Staff observed,

> "[w]e note that the proposal relates to Verizon's network management practices. We further note that although net neutrality appears to be an important business matter for Verizon and the topic of net neutrality has recently attracted increasing levels of public attention, we do not believe that net neutrality has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)."

The Proposal does not provide any new information that would indicate that "net neutrality" has emerged as a consistent topic of widespread public debate since February of 2011 such that it would be a significant policy issue for purposes of rule 14a-8(i)(7). However, even if the Staff were to conclude that the topic of "net neutrality" has become a significant policy issue, Verizon believes that, due to its highly prescriptive nature and the degree to which it intrudes on a technical area of Verizon's basic business operations, the Proposal nonetheless is excludable under rule 14a-8(i)(7).

Verizon also believes that the Proposal may be excluded from its 2012 proxy materials under rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of rule 14a-9.

II. Bases for Excluding the Proposal.

A. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Verizon believes that these policy considerations clearly justify exclusion of the Proposal.

A. The Proposal impermissibly seeks to subject basic management functions to shareholder oversight.

The Proposal, by its very terms, relates to the core of Verizon's business operations – the manner in which it operates its wireless broadband networks and the types of services that it may offer to consumers. In attempting to prescribe how Verizon operates and manages traffic on its wireless broadband networks, the Proponents are seeking to subject to shareholder oversight an aspect of Verizon's business that, due to its complex nature, is most appropriately handled by management. The network management associated with the provision of wireless Internet access services involves complex technical, operational, financial and regulatory issues. The Proposal would prevent Verizon from engaging in reasonable network management practices designed to address potential congestion, security and other wireless network problems, thus hindering its ability to provide safe, reliable wireless broadband services that meet the needs of its customers. The Proposal could also limit Verizon's ability to provide differentiated wireless broadband offerings to better serve its customers. The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance may be excluded from proxy materials pursuant to rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *The Coca-Cola Company* (February 17, 2010) (permitting exclusion of a proposal that the company publish a report discussing policy options responsive to concerns regarding bottled water because the proposal implicated customer relations and decisions relating to product quality); *The*

Western Union Company (March 6, 2009) (permitting exclusion of a proposal that sought a report on the company's policies on investment in communities as relating to "investment decisions"); *Verizon Communications Inc.* (February 22, 2007) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); *AT&T Inc.* (February 7, 2008) (same); and *H&R Block, Inc.* (August 1, 2006) (permitting exclusion of a proposal that sought implementation of a legal compliance program with respect to lending policies as relating to "credit policies, loan underwriting, and customer relations").

Indeed, in this very context, the Staff's no-action letters previously have found that the development of policies or practices relating to Internet network management or "net neutrality" are basic management functions for companies that operate broadband networks or offer Internet content or services. In *Verizon Communications Inc.* (March 2, 2010) the Staff permitted exclusion under rule 14a-8(i)(7) of a proposal seeking a report by an independent committee of the board re-examining Verizon's policy position on, and discussing how Verizon could address the challenges presented by, issues surrounding net neutrality and the management of Verizon's broadband networks. In reaching its determination, the Staff noted that "the proposal relates to Verizon's policy position on net neutrality, which we do not believe is a significant social policy issue," referring to its prior determinations in *Yahoo! Inc.* (April 5, 2007) and *Microsoft Corp.* (September 29, 2006). The Staff reached the same conclusion in permitting AT&T Inc. to exclude a similar proposal. *AT&T Inc.* (March 1, 2010). See also, *Sprint Nextel Corporation* (March 12, 2010) in which the Staff permitted exclusion under rule 14a-8(i)(7) of a proposal calling for the company to report on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet, stating, "We note that the proposal relates to the policies and procedures regarding [the company's] network management techniques. In addition, in our view, the proposal does not focus on a significant social policy issue." Each of these proposals called for the Board to authorize the issuance of a report discussing the topic. The Proposal is far more intrusive because it would require Verizon to make major changes to its network systems and operations.

B. Regardless of whether the Proposal involves a significant policy issue, the proposal is excludable because of the degree to which is seeks to micro-manage Verizon's ordinary business operations.

The fact that a proposal may touch upon a matter with public policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, no-action precedents demonstrate that the applicability of rule 14a-8(i)(7) depends largely on whether the proposal impermissibly intrudes on the company's internal business operations, planning and strategy. For example, in *Marriott International, Inc.* (March 17, 2010), the Staff concurred with the exclusion under rule 14a-8(i)(7) of a proposal requiring the company to install showerheads with reduced water flow, noting,

"In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." In *JPMorgan Chase & Co.* (March 12, 2010), the Staff permitted the exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining, because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers." See also, *Sprint Nextel Corporation* (February 17, 2009) (permitting exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet, despite the proponent's assertion that the proposal raised significant public policy concerns, because it related to the company's ordinary business operations – procedures for protecting user information); *Verizon Communications Inc.* (February 13, 2009) (same); *AT&T Inc.* (January 26, 2009) (same); and *General Electric Co.* (February 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company and/or the relocation of U.S.-based jobs by the company to foreign countries pursuant to rule 14a-8(i)(7) because it related to "management of the workforce," despite the proponent's objection that "the thrust and focus of [the] proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs").

The same is true here. Even if the Staff were to decide that the topic of "net neutrality" has evolved into a significant public policy issue, other policy considerations nonetheless warrant exclusion of the Proposal under rule 14a-8(i)(7). Verizon operates a highly complex wireless network, consisting of cell sites, switches, routers and servers that are connected by thousands of miles of fiber optic cable to Verizon's global Internet Protocol backbone. The Proposal, which is extremely restrictive and does not permit reasonable network management practices or any other non-"neutral" handling of Internet traffic, would substantially interfere with the technical operation of that network and have a wide-ranging and significant impact on Verizon's business and operations. For example, Verizon employs sophisticated security measures to detect, filter and, when necessary, block or degrade harmful traffic on its wireless network, including directed denial of service attacks, botnets, malware, viruses and SPAM. When a security threat is detected, it may be necessary for Verizon to temporarily block packets coming from a particular source (e.g., an infected device) by blocking access to certain ports on the network or to re-route those packets for closer examination or remediation. If Verizon were to commit to operate the wireless network as prescribed by the Proposal, Verizon would not have the ability to take these and other robust network management measures, and the constant onslaught of security threats could seriously impair Verizon's ability to provide reliable service for its 107.7 million wireless customer connections.

Shareholders are not in a position to make an informed judgment about the impact that implementation of the Proposal would have on Verizon's ability to (1) operate its network in accordance with applicable regulations and operational constraints and (2) fulfill its commitments to its customers and other stakeholders. For example, through the Wireless Priority Service (WPS) program of the National Communication Systems (NCS) branch of the Department of Homeland Security, Verizon currently provides authorized national security and emergency preparedness users on the federal, state and local level with the ability to receive transmissions that have priority over public calls, greatly increasing the probability of call completion during an emergency in which the public telecommunications networks are degraded by congestion or damage to the telecommunications infrastructure. Verizon is also an active participant in the NCS's Next Generation Network (NGN) Priority Services program, a new program which, when deployed, will enable priority voice communications in the next generation packet-switched network environment. Implementation of the Proposal would require Verizon to terminate its participation in this critical public safety program.

In December 2010, the Federal Communications Commission ("FCC") adopted a report and order (the "FCC Net Neutrality Order") setting forth rules addressing net neutrality concerns.[1] Even as it adopted rules that, in Verizon's view, were unnecessary and beyond its legal authority, the FCC recognized that "mobile networks present operational constraints that fixed broadband networks do not typically encounter." Accordingly, the FCC took a more cautious approach in crafting net neutrality regulation for mobile services. Although it adopted a prohibition on "unreasonable discrimination" for fixed networks (a provision which is analogous to, but less restrictive than, the "neutral network with neutral routing" provision of the Proposal), the FCC expressly declined to apply the prohibition to mobile services. Moreover, the FCC recognized the importance of managing the routing of Internet traffic for numerous purposes, including ensuring network integrity, providing security capabilities, and reducing congestion. Thus, the FCC determined that the policy considerations underlying net neutrality did not outweigh the need for mobile broadband providers to engage in reasonable network management practices or otherwise to engage in practices or offer services that would be foreclosed by the Proposal. The Proposal would disregard the FCC's conclusions about the importance of network management and intrude on Verizon's management of its networks and the services that it could offer consumers.

C. *Implementation of the Proposal could interfere with Verizon's litigation strategy in a pending lawsuit.*

Verizon also believes that it may omit the Proposal under Rule 14a-8(i)(7) because implementation of the Proposal could interfere with the company's litigation strategy in connection with its pending lawsuit challenging the FCC's Net Neutrality

[1] In the Matter of Preserving the Open Internet Broadband Industry Practices. GN Docket No. 10-201, WC Docket No. 07-52 (December 23, 2010), available under http://hraunfoss.fcc.gov/edocs_public/attachmatch/FCC-10-201A1_Rcd.pdf. Verizon has filed an appeal of the Order with the U.S Court of Appeals for the District of Columbia.

Order.[2] The Staff has permitted the exclusion under Rule 14a-8(i)(7) of shareholder proposals that could interfere with the company's ability to respond effectively to litigation. See, e.g., *AT&T, Inc.* (February 9, 2007) (proposal requesting that the board issue a report containing, among other things, information regarding alleged disclosure of customer communications to government agencies was excludable because it interfered with litigation strategy of a class action lawsuit on similar matters); *Reynolds American Inc.* (February 10, 2006) (proposal requesting that the company conduct a campaign to apprise African Americans of health hazards associated with menthol cigarettes was excludable where the company was defending lawsuits relating to same matter); *Loews Corporation* (March 22, 2006) (same); *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (proposal requesting that the company refrain from marketing cigarettes as "light" until independent research shows light brands actually reduce health risks was excludable because it interfered with litigation strategy of a class action lawsuit on similar matters); and *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (proposal seeking a report assessing the company's involvement in international cigarette smuggling was properly excludable under Rule 14a-8(i)(7) where the company was defending lawsuits relating to the same matter).

Even if the Proposal is deemed to touch upon significant policy issues, under these precedents a shareholder proposal is nevertheless excludable if it implicates litigation strategy. For example, in *Philip Morris Companies Inc.* (February 4, 1997), the Staff noted that it previously had "taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but nevertheless determined that the company could exclude a "proposal [that] primarily addresses the litigation strategy of [the company], which is viewed as inherently the ordinary business of management to direct." The Proposal squarely implicates issues that are central to Verizon's lawsuit challenging the FCC Net Neutrality Order. As such, inclusion of the Proposal in Verizon's 2012 proxy materials would permit the Proponents to interfere with management's right and duty to determine Verizon's legal strategy in connection with the lawsuit.

For all of the foregoing reasons, Verizon believes that the Proposal may be properly omitted from its 2012 proxy materials pursuant to rule 14a-8(i)(7).

B. The Proposal may be excluded under rule 14a-8(i)(3) because it is inherently vague and indefinite and, thus, materially misleading under rule 14a-9.

Verizon believes that the Proposal may be properly excluded under rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9,

[2] Verizon v. FCC, Case No. 11-1355 (D.C. Circuit).

which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals that inadequately define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Citigroup Inc.* (February 22, 2010) (proposal seeking to amend the bylaws to establish a board committee on "US Economic Security" which "shall review the degree to which the company's policies , beyond those required by law, are supportive of US economic security failed to adequately define key terms that were subject to differing interpretations);

- *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires);

- *Exxon Mobil Corporation* (March 19, 2008) (proposal containing various provisions relating to oil royalties and requesting that the "Association of Oil Producing Countries" adopt the provisions failed to define critical terms and elements);

- *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); and

- *Wendy's International, Inc.* (February 24, 2006) (proposal requesting reports detailing the progress made toward "accelerating development" of controlled atmosphere killing was subject to various interpretations).

The Staff has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy...after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it is fails to adequately define key terms and is therefore subject to differing interpretations. The resolution calls for Verizon to operate its wireless broadband network "consistent with network neutrality principles." One only needs to perform an Internet search for the term "network neutrality principles" to see that the term has many different interpretations. According to Wikipedia "network neutrality would prevent restrictions on content, sites, platforms, types of equipment that may be attached, and modes of communication." The resolution, however, applies an extraordinarily narrow interpretation of "network neutrality principles," as the operation of "a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination." This interpretation of "net neutrality principles" is much more restrictive than the interpretation used by the FCC in the FCC Network Neutrality Order and, therefore, likely to be confusing to shareholders voting on the proposal.

In Citigroup, Inc., *supra,* the proposal, which requested the establishment of a new Board committee on US Economic Security, included a non-exclusive list of the committee's duties and responsibilities. However, by requiring a review of such matters as "the impact of company policies on the levels of domestic and foreign control," the list served to obfuscate rather than clarify the meaning of the proposal. In this instance, the Proposal suffers from the same defect. In defining "network neutrality principles" in terms of "a neutral network with neutral routing," the Proponents have obfuscated rather than clarified the meaning of the Proposal. Neither the resolution nor the supporting statement provides any guidance as to what exactly a "neutral network with neutral routing" entails. Does it mean that the network must function across all platforms and permit connection by any device? Does it mean that harmful or unlawful traffic cannot be blocked or redirected? Not only would Verizon have to make numerous and significant assumptions in implementing the prescribed "neutral" routing of traffic on the network, the Proposal does not provide stockholders with sufficiently clear information to make an informed decision.

Because of the juxtaposition of two different concepts – "network neutrality principles" and "a neutral network with neutral routing" – in the same request, neither the shareholders voting on the Proposal nor the company in implementing it would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For example, the request for Verizon to operate its wireless broadband network "consistent with network neutrality principles" would seem to imply that the company could use reasonable network management practices consistent with the FCC Net Neutrality Order in order to provide safe and reliable service to its customers. However, if taken literally, the resolution precludes the company from these practices. If the company were to commit to operating the wireless network as prescribed by the resolution, it may be unable to block packets coming from a particular source when a security threat is detected and it would have to terminate its participation in the Department of Homeland Security's NGN Priority Services program. Neither the resolution nor the supporting statement contained in the Proposal adequately explains whether or not "reasonable network practices" would be permitted by the Proposal. As a result, Verizon believes that the Proposal, taken as a whole, is materially false and misleading in violation of rule 14a-9 and therefore excludable under rule 14a-8(i)(3).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2012 proxy materials (1) under rule 14a-8(i)(7) because the Proposal deals with matters relating to Verizon's ordinary business operations, and (2) under rule 14a-8(i)(3) because the Proposal is vague and indefinite and thus materially misleading in violation of rule 14a-9. Accordingly, Verizon respectfully requests confirmation that the Staff will not recommend enforcement action against Verizon if Verizon omits the Proposal from Verizon's 2012 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and to Trillium, as the representative of the Proponents, at jkron@trilliuminvest.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Margot Cheel
The Nathan Cummings Foundation
The Benedictine Sisters of Mount St. Scholastica
St. Scholastica Monastery

Exhibit A

TRILLIUM ASSET MANAGEMENT
Investing for a Better World Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 16, 2011

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Assistant Corporate Secretary:

Trillium Asset Management, LLC ("Trillium") is an investment firm specializing in sustainable and responsible investing. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file, on behalf of our client, Margot Cheel, the enclosed shareholder proposal at Verizon Communications Inc (VZ). This proposal is submitted for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Trillium submits this proposal on behalf of our client, who is the beneficial owners, per Rule 14a-8, of more than $2,000 worth of VZ common stock acquired more than one year prior to today's date. Our client will remain invested in this position through the date of the company's 2012 annual meeting. Documentation of ownership will be forthcoming. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

Please direct any communications to myself at our Boston address, via fax at 617-482-6179, via telephone at 503-592-0864, or via email at jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron

Enclosure

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111 2809
T: 617-423-6655 F: 617-482 6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

For all these reasons, we believe network neutrality on wireless networks is needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Jonas Kron
Deputy Director, Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at Verizon Communications, Inc. (VZ).

I am the beneficial owner of 750 shares of VZ common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal.

I understand that my name may appear publicly on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Margot Cheel
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

11/15/11
Date

THE · NATHAN · CUMMINGS · FOUNDATION

November 18, 2011

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Assistant Corporate Secretary:

The Nathan Cummings Foundation is an endowed institution with approximately $405 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Verizon Communications Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is co-filing this resolution with Trillium Asset Management. Jonas Kron, of Trillium Asset Management, is the designated representative of the filers.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Verizon Communications Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this filing. We have continuously held over $2,000 worth of these shares of Verizon Communications stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact Laura Campos at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President & CEO

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

For all these reasons, we believe network neutrality on wireless networks is needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

Mount St. Scholastica

Benedictine Sisters

November 21, 2011

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, New York 10007

Dear Mr. Horton:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states that the shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 357 shares of VERIZON stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Jonas Kron of Trillium Asset Management Corporation who can be reached at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple, OSB
Business Manager

8TH STREET | ATCHISON | 913 360 6200 | FAX

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

For all these reasons, we believe network neutrality on wireless networks is needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

November 18, 2011

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, New York 10007

Dear Mr. Horton:

I am writing you on behalf of ST. SCHOLASTICA MONASTERY to co-file the stockholder resolution on Network Neutrality on Wireless Networks. In brief, the proposal states that the shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Trillium Asset Management Corporation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 400 shares of VERIZON stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Jonas Kron of Trillium Asset Management Corporation who can be reached at 503-592-0864 or at jkron@trilliuminvest.com. If agreement is reached, Jonas Kron as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr Maria DeAngeli

Sr. Maria DeAngeli, President

Fax 479-782-4352 • E-mail: monastery@stscho.org • Website: www.stscho.org

NETWORK NEUTRALITY ON WIRELESS NETWORKS

WHEREAS:

The open (non-discriminatory) architecture of the Internet is critical to the prosperity of our economy and society. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

As President Obama and Federal Communication Commission Chairman Genachowski have pointed out, an open Internet plays a pivotal role in solving critical national problems such as healthcare, education, energy, and public safety and is necessary "to preserve the freedom and openness that have allowed the Internet to become a transformative and powerful platform for speech and expression."

Network neutrality rules are also needed to "facilitate the growth of the Internet and give private companies the correct incentives to continue investing in this significantly valuable good," according to a January 2010 report by the Institute for Policy Integrity at New York University. This report and others find that an open Internet accounts for billions of dollars of value for the economy.

We believe this economic and social value is an important factor in the growth of our economy and widely diversified investment portfolios.

Open Internet policies on wireless networks (the fastest growing segment of the Internet) have particular importance for minority and economically disadvantaged communities. People of color access the Internet via cell phones at a much greater rate than their white counterparts, according to a report by the Pew Internet & American Life Project. In 2010, the report found, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access. The author of the report concluded, "For businesses, government agencies and nonprofits who want to engage with certain communities, they will find them in front of a four-inch screen, not in front of a big computer in their den."

According to Colorofchange.org, an organization representing African-Americans, "The digital freedoms at stake are a 21st century civil rights issue."

For all these reasons, we believe network neutrality on wireless networks is needed to protect open access to the Internet by millions of Americans.

Resolved, shareholders request the company publicly commit (while not conceding or forfeiting any issue in litigation related to network neutrality) to operate voluntarily its wireless broadband network consistent with network neutrality principles – i.e., operate a neutral network with neutral routing along the company's wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination.